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                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
                 Washington, DC  20549

                                           SEC FILE NUMBER
                                                0-14937
                     FORM 12b-25

                                            CUSIP NUMBER
                                            693 437 303
            NOTIFICATION OF LATE FILING

(Check One): Form 10-K  Form 20-F  Form 11-K  X Form 10-Q  Form N-SAR


     For Period Ended:  June 30, 1998
     [  ]  Transition Report on Form 10-K
     [  ]  Transition Report on Form 20-F
     [  ]  Transition Report on Form 11-K
     [  ]  Transition Report on Form 10-Q
     [  ]  Transition Report on Form N-SAR
     For the Transition Period
     Ended:___________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRATION INFORMATION

PMC INTERNATIONAL, INC.
Full Name of Registrant

N/A
Former Name if Applicable

555 17th Street, 14th Floor
Address of Principal Executive Office (Street and Number)

Denver, Colorado  80202
City, State and Zip

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
[X] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not file its Quarterly Report on Form 10-QSB on its due date because developments affecting the Company occurred very recently, those developments needed to be reflected in the financial statements and other disclosures included in the Form 10-QSB and appropriate responsible officers of the Company have been unavailable to review the revised disclosures.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     STEPHEN M. ASH        (303)            292-1177
      (Name)            (Area Code)     (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed if answer is no, identify report(s).
     [X] Yes  [ ] No




(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that losses for the three months ended June 30, 1998 will be approximately $1,200,000 compared to $700,000 for the three months ended June 30, 1997.

     [A] Revenues were less in certain areas compared to the same period last year as follows: 1) the loss of one major institutional relationship ($250,000) and 2) a reduction in revenues recognized from another institutional relationship ($100,000).

     [B]  The Company had one time expenses
          related to the PMCIS acquisition (e.g. relocation costs, placement fees and duplicate facilities of $125,000). In addition, the Company recognized amortization expense of $225,000 in 1998 with no corresponding amount in 1997.



                        PMC INTERNATIONAL, INC.
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 14, 1998      By  /s/ Stephen M. Ash
                               Stephen M. Ash, Chief Financial Officer